Akin Gump Strauss Hauer & Feld LLC
2029 Century Park East, 24th Floor
Los Angeles, CA 90067

August 19, 2010

VIA EDGAR

Damon Colbert, Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                 VCA Antech, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-16783

Dear Mr. Colbert:

We are submitting this letter on behalf VCA Antech, Inc. in response to the comments set forth in your letter dated August 5, 2010 relating to the Form 10-K for Fiscal Year Ended December 31, 2009 filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2010 by VCA Antech, Inc. (the “10-K”) and the Definitive Proxy Statement on Schedule 14A filed with the Commission on April 30, 2010 by VCA Antech, Inc. (the “Definitive Proxy Statement”).

For your convenience, we have included the Commission’s comments in bold typeface and appearing below them our responses.

Item 15. Exhibits and Financial Statement Schedules

1.
We note that you have not included the annexes, exhibits, or schedules to Exhibit 10.1 and Exhibit 10.3.  Please confirm that you will file a complete copy of each exhibit, including conformed signatures, with your next Exchange Act periodic report.

Company Response:

Please be advised that the Company is entering into a Credit & Guaranty Agreement, which we expect to be dated as of August 19, 2010 (the “New Credit Agreement”).  Concurrent with entering into the New Credit Agreement all amounts due and owing, and other obligations, under the Credit & Guaranty Agreement, dated as of May 16, 2005 (listed as Exhibit 10.1 to the 10-K), as amended by the First Amendment to the Credit and Guaranty Agreement, dated as of February 17, 2006 (listed as Exhibit 10.2 to the 10-K),

Securities and Exchange Commission
Division of Corporation Finance
August 19, 2010

and the Second Amendment to the Credit and Guaranty Agreement, dated as of June 1, 2007 (listed as Exhibit 10.3 to the 10-K) (collectively, the “Former Credit Agreements”), are to be terminated in full.  Since (a) there will be no further obligations to be performed under the Former Credit Agreements and (b) the Former Credit Agreements were entered into more than two years prior to the date hereof, the Company will no longer be required to file and will remove the Former Credit Agreements from the list of exhibits to its future Exchange Act periodic reports.

The Company will file a complete copy of the New Credit Agreement, including annexes, exhibits and schedules, either on a current report on Form 8-K or with its next Exchange Act periodic report.  The Company reserves the right to seek confidential treatment with respect to certain aspects of the annexes, schedules or exhibits of the New Credit Agreement.

Definitive Proxy Statement on Schedule 14A

Compensation Committee, page 13

2.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Company Response:

Prior to filing the Definitive Proxy Statement, certain members of the Company’s senior management and the Compensation Committee, in consultation with outside counsel, assessed whether the Company’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.  This assessment included reviewing various elements of the Company’s compensation policies and practices.  Among other things, the Compensation Committee considered that (a) the compensation program for the named executive officers and other key personnel adequately balances the components of total compensation (i.e., annual base salary, annual cash performance awards and/or cash bonuses and long-term equity awards), (b) the annual base salary for all employees, including named executive officers, provides a level of assured cash compensation that reduces incentive for risk-taking, (c) the annual cash bonus component of non-executive employees’ total compensation is small compared to the annual base salary component and, as a result, unlikely to give rise to excessive risk-taking by non-executive employees, (d) the annual cash performance awards to named executive officers are typically based on the Company’s Adjusted EBITDA or other similar performance metrics that correlate such awards to the Company’s overall financial performance, and (e) the Company’s performance-based equity awards (there were no such awards in 2009) typically have a three-year vesting period that ensures that the employees’ interests align with the Company’s stockholders’ interests and reduces incentive for short-term risk taking behavior.  Based on this review,

Securities and Exchange Commission
Division of Corporation Finance
August 19, 2010

the Compensation Committee determined that risks arising from the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.

Base Salary, page 20

3.
Because you appear to benchmark compensation, in future filings please identify the companies that comprise the benchmark group.  If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.  This disclosure should include a discussion of where actual payments fall within targeted parameters.  To the extent actual compensation was outside a targeted percentile range, please include an explanation of the reasons.  Please provide us with draft disclosure that you propose to include in future filings.

Company Response:

As noted on pages 20-21 of the Definitive Proxy Statement, the Company takes into account benchmark information in establishing the compensation of its executive officers.  However, the Compensation Committee does not target or set the individual pay components or total compensation of the Company’s executive officers to specific benchmark percentiles. Rather, the Compensation Committee uses benchmark information as a point of reference for measurement and has discretion in determining how much weight to place on the benchmark information.  Benchmarking helps the Compensation Committee assess whether the Company’s level of executive pay is appropriate when compared to industry standards.  Furthermore, the Company benchmarks all individual pay components (base salary, annual cash performance award and/or cash bonus and equity awards) and total compensation against the same Comparison Group (as defined below).

Subject to revisions required to reflect any changes the Company makes to its compensation policies and practices prior to the filing of next year’s proxy statement, our proposed draft disclosure is as follows:

“We take into account compensation levels at similarly situated companies for similar positions, referred to as benchmarking, in establishing base salaries, annual cash performance awards and/or cash bonuses and equity awards for our executive officers.  We use benchmarking as a point of reference for measurement, and the Compensation Committee has discretion in determining how much weight to place on the benchmarking analysis.  Benchmarking helps the Compensation Committee assess whether the individual pay components and total compensation of our executive officers are appropriate when compared to industry standards.  However, the Compensation Committee does not target or set the individual pay components or total compensation of our executive officers to specific benchmark percentiles.  Consequently, named executive

Securities and Exchange Commission
Division of Corporation Finance
August 19, 2010

officer’s individual pay components and total compensation may be below, at or above the median of the compensation levels at similarly situated companies for similar situated positions.

In 2009, the Compensation Committee engaged Mercer as its compensation consultant.  Among other things, Mercer assisted the Compensation Committee in updating the Company’s comparison group of companies.  For 2010, the Company’s comparison group of companies, which we refer to as the “Comparison Group,” consist of: (i) Beckman Coulter, Inc., (ii) C. R. Bard, Inc., (iii) Chipotle Mexican Grill, Inc., (iv) Guess?, Inc., (v) HealthSouth Corporation, (vi) Hologic, Inc., (vii) Idexx Laboratories, Inc., (viii) Lincare Holdings Inc., (ix) Magellan Health Services, Inc., (x) Mednax, Inc., (xi) PetSmart, Inc., and (xii) Tiffany & Co.  We believe that this Comparison Group is representative of companies within our industry, companies of similar size and complexity to us or companies within our geographic proximity with whom we compete for talented employees.  The information gathered from this Comparison Group included base salary, annual cash performance awards and/or cash bonuses and equity awards.

In addition to benchmarking, the Compensation Committee reviews the executive officer’s historical compensation, the executive officer’s compensation in relation to other officers, individual performance of the executive officer and corporate performance. In addition, the Compensation Committee takes into account internal equity considerations in making its executive compensation decisions.”

Closing Comments:

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
Division of Corporation Finance
August 19, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (310) 728-3313.

Sincerely,

/s/ Julie Kaufer
Julie Kaufer

cc:	Michael W. Everett, Esq.
C.N. Franklin Reddick III